Exhibit 99.2
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST FILES PRELIMINARY SHELF PROSPECTUS
(Calgary, April 14, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively “Pengrowth”) is pleased to announce that it has filed a Preliminary Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the United States Securities and Exchange Commission. This filing replaces the Shelf Prospectus which expired in the fourth quarter of 2008.
Once the prospectus is cleared and the shelf registration statement becomes effective, these filings will allow Pengrowth to offer and issue Trust Units, Subscription Receipts, Warrants, Rights and Options (collectively the “Securities”) by way of one or more Prospectus Supplements at any time during the 25-month period that the prospectus remains in place. The Securities may be issued from time to time at the discretion of Pengrowth, with an aggregate offering amount not to exceed Cdn $1,000,000,000. Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offerings would be added to Pengrowth’s general funds and would be used for general business purposes. The terms of such future offerings, if any, would be established at the time of such offering.
A Registration Statement relating to these Securities has been filed with the SEC but has not yet become effective. These Securities may not be sold, nor may offers to buy be accepted, before a receipt is issued for a Final Short Form Base Shelf Prospectus and the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757